FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of August
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

22 August 2012

HSBC HOLDINGS PLC
SECOND INTERIM DIVIDEND FOR 2012
SCRIP DIVIDEND ALTERNATIVE

On 30 July 2012, the Directors of HSBC Holdings plc declared a second interim dividend for 2012 of US$0.09 per ordinary share payable on 4 October 2012 to holders of record on 16 August 2012 on the Hong Kong Overseas Branch Register and 17 August 2012 on the Principal Register in the United Kingdom or the Bermuda Overseas Branch Register. The dividend is payable in cash in United States dollars, sterling or Hong Kong dollars, or a combination of these currencies, with a scrip dividend alternative. The 'Market Value' for the issue of new shares under the scrip dividend alternative is:

US$8.9127 for each new share

The 'Market Value' is the United States dollar equivalent of £5.6560 being the average of the middle market quotations for the ordinary shares on the London Stock Exchange as derived from the Daily Official List for the five business days beginning on 15 August 2012.

Dividends payable in cash in sterling or Hong Kong dollars on 4 October 2012 will be converted from United States dollars at the forward exchange rates quoted by HSBC Bank plc in London at or about 11.00am on 24 September 2012. These exchange rates will be announced to the London, Hong Kong, New York, Paris and Bermuda stock exchanges.

Particulars of the dividend arrangements will be sent to shareholders on or about 29 August 2012 and elections must be received by the Registrars by 19 September 2012.

R G Barber
Group Company Secretary
HSBC Holdings plc

Media enquiries to Brendan McNamara on +44 (0)20 7991 0655

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 6,900 offices in over 80 countries and territories in Europe, the Asia-Pacific region, North and Latin America, and the Middle East and North Africa. With assets of US$2,652bn at 30 June 2012, the HSBC Group is one of the world's largest banking and financial services organisations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                                 Date: 22 August 2012